EXHIBIT 99.1

Foremost Clean Energy Completes First Phase of Option Agreement with Denison Mines for Interest in 10 Uranium Properties in the Athabasca Basin

Denison becomes Foremost’s largest shareholder at 19.95%

VANCOUVER, British Columbia, Oct. 07, 2024 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost Clean Energy”, “Foremost” or the “Company”), an emerging North American uranium and lithium exploration company, is pleased to announce today that, further to its announcement of September 23, 2024, it has now completed Phase One of its transaction (the “Transaction”) with Denison Mines Corp. ("Denison"), acquiring 20% of Denison’s interest (the “Phase One Interest”) in 10 uranium exploration properties covering over 330,000 acres in the Athabasca Basin in Northern Saskatchewan (the “Exploration Properties”). In addition to other considerations, Denison was issued from treasury 1,369,810 common shares in the capital of Foremost (the “Common Shares”).

Jason Barnard President and CEO of Foremost, stated, “We are pleased to officially close the first phase of this transformational transaction, marking a significant milestone for Foremost and its shareholders. The Company is fortunate to acquire an interest in a large portfolio of ten prospective projects situated amongst well-established infrastructure, mills and operating mines. With David Cates joining our Board of Directors, we also have the advantage of Denison’s support and David’s significant experience leading a highly successful advanced uranium developer in the Athabasca Basin.” Barnard continued, “We appreciate that Denison has put its trust and confidence in our Company and are excited to collaborate on the rapid advancement of exploration on these properties at a time when the nuclear energy sector is seeking additional sources of future uranium supplies. With Denison’s additional guidance and support on technical and operating matters, we feel well positioned for future success.”

The acquisition was completed pursuant to an option agreement with Denison dated September 23, 2024 (the “Option Agreement”), which granted Foremost the option to acquire, through three phases, up to 70% of Denison’s interest in the Exploration Properties.

In addition, concurrent with the acquisition of Phase One Interest, Foremost has also:

  Appointed Mr. David Cates, the President and CEO of Denison, to Foremost’s board of directors; Mr. Cates has extensive expertise in the Canadian and international uranium mining industry from over a decade of senior management and financial experience in various roles with Denison;
  Appointed Andy Yackulic, Denison’s Vice President of Exploration, to its advisory board as a technical and geoscientific advisor. Mr. Yackulic has spent the past two decades of exploration focused in the Athabasca Basin region acquiring extensive experience with various geologic models for uranium mineralization, and has been working with Denison since 2020. Previously, he spent 12 years at Cameco Corporation in various roles and led the exploration team that discovered the Fox Lake uranium deposit. Mr. Yackulic holds a Bachelor of Science in Geology from the University of Saskatchewan, is a member of the Association of Professional Engineers & Geoscientists of Saskatchewan (APEGS), and is a Qualified Person in accordance with the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects;
  Entered into an investor rights agreement with Denison; and
  Become the operator of the Exploration Properties.

The Exploration Properties are comprised of 45 claims covering an aggregate area of 332,378 acres (134,509 hectares) within the Athabasca Basin region of northern Saskatchewan, which is known for its prolific history of large high-grade uranium discoveries and operating mines—currently producing ~15% of the world’s primary uranium supply.

LEGEND
Foremost's Uranium Properties
Uranium Deposit
Current and Past Producing Mines and Mills
Saskatchewan
IsoEnergy
Hurricane
~49M lbs @ 34.5% U_3O_8 (indicated)
Denison Mines
McClean Lake
~50M lbs U_3O_8 (produced)
orano
Athabasca Basin
orano
Cluff Lake Mine
~ 64M lbs @ 0.92% U_3O_8 (produced)
Cigar Lake Mine
~207 lbs @ 17.03% U_3O_8 (reserves)
orano
Rabbit Lake
~39M lbs @0.59% @ U_3O_8 (Indicated)
Shea Creek Deposit ~
68M lbs @ 1.49 % U_3O_8 (Indicated)
orano
Cameco
Cameco
Fission URANIUM CORP
Arrow Deposit
~ 257 lbs @ 3.10% U_3O_8 (reserves)
NexGen Energy Ltd.
Denison Mines
McArthur River Mine
~380.5 lbs @ 6.72% U_3O_8 (reserves)
Triple R Deposit
~115M lbs @ 1.94% U_3O_8 (indicated)
Gryphon Deposit
~50M lbs @ 1.80% U_3O_8 (reserves)
Phoenix Deposit
57M lbs @ 11.6% U_3O_8 (reserves)
Key Lake Mill
~ 210M lbs U_3O_8 (produced)
50KM
N
FOREMOST CLEAN ENERGY

Fig 1. Map of Foremost’s Uranium Properties With Nearby Mills, Mines and Deposits

Denison Mines is responsible for discovering several high-profile uranium deposits and is currently the operator of the Phoenix and Gryphon deposits at Wheeler River and the THT deposit at Waterbury Lake in the Athabasca Basin. With Denison’s primary focus on development and mining stage projects, this excellent portfolio of uranium exploration properties would otherwise receive limited attention. Many of the properties in the portfolio are proximal to some of the world’s highest-profile uranium operations, such as the McClean Lake mill and Cigar Lake mine and span from grassroots exploration to hosting drill-ready exploration targets. Foremost will now be able to provide the Exploration Properties with increased attention and thus improve the prospect of discovery.

To see full details of the Option Agreement, Investor Rights Agreement, and other related documents in connection with the Transaction, please refer to the Company’s filings under its profile on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov. All Common Shares issued to Denison pursuant to the Option Agreement will be subject to a statutory four-month hold period pursuant to applicable Canadian securities laws.

Foremost’s AGSM Record Date Correction

Foremost incorrectly stated the record date (the “Record Date”) on its September 30, 2024 news release for the upcoming Annual General and Special Shareholder’s Meeting (the “AGSM”) being held on December 09, 2024. The correct Record Date is October 24, 2024, and not November 06, 2024. This correction does not change any other information reported in the September 30th news release.

About Foremost

Foremost Clean Energy (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is an emerging North American uranium and lithium exploration company with an option to earn up to a 70% interest in 10 prospective uranium properties spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the clean energy mix of the future.

Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. Its mission is to create significant discoveries, alongside and in collaboration with Denison Mines (TSX:DML, NYSE American: DNN), through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information please visit the company’s website at www.foremostcleanenergy.com.

Contact Information

Company Contact
Jason Barnard
President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

Investor Relations
Lucas A. Zimmerman
Managing Director
MZ Group - MZ North America
(949) 259-4987
FMST@mzgroup.us
www.mzgroup.us

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the Transaction, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at on Sedar+ at www.sedarplus.ca and on EDGAR at www.sec.gov for further information respecting the risks affecting the Company and its business.

The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/61b235eb-1c41-49d5-a551-f3f18e8315c6